December 11, 2006

Mr. Thomas D. Karol
Chairman of the Board and CEO
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, TX  75254-1491

Dear Tom:

We wanted to update you and the Elk Board on the status of BMCA’s merger proposal to provide cash consideration for all outstanding Elk common shares of $35 per share.  We can now report that we have obtained financing commitments from Deutsche Bank and Bear Stearns sufficient to fund the full price of the transaction.  In addition, as you know, we announced last Thursday that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act had expired.

As we have previously pointed out, we believe that BMCA is the highest and best merger partner for Elk given BMCA’s leading position in the industry and the unique synergies which exist between our businesses.  We believe our $35 per share proposal provides a compelling opportunity for Elk shareholders to realize significant value for their shares in an all cash transaction.  The price is approximately 40% above Elk’s closing price on November 3rd ($25.18 per share), the trading day immediately preceding BMCA’s filing of its 13D and Elk’s announcement of its sale process.

By way of recap, while we appear to be in substantial agreement on the terms of a confidentiality agreement, as we previously indicated in our letter of November 15th, we could not accept the standstill you proposed. The proposed standstill would have unreasonably tied our hands and prevented us from communicating an offer to the Board or shareholders in the event that you terminated your process prematurely or preferred a bidder who could not deliver as much value to Elk shareholders as we can.

We trust that you and the Elk Board fully appreciate the seriousness of our proposal and that you will see fit to move forward with us to promptly negotiate a definitive merger agreement.  We continue to believe that an expeditious process is in the best interests of Elk, its shareholders, customers and employees.  BMCA stands ready and willing to complete this transaction, and we await your guidance as to how you wish us to proceed.

Sincerely,

/s/ Robert B. Tafaro
Robert B. Tafaro
President and Chief Executive Officer

cc:  Elk Board of Directors